United States securities and exchange commission logo





                             June 13, 2024

       Anton D. Nikodemus
       Chief Executive Officer
       Seaport Entertainment Group Inc.
       199 Water Street
       28th Floor
       New York, NY 10038

                                                        Re: Seaport
Entertainment Group Inc.
                                                            Registration
Statement on Form 10-12B
                                                            Filed May 24, 2024
                                                            File No. 001-42113

       Dear Anton D. Nikodemus:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Registration Statement on Form 10-12B, Filed on May 24, 2024

       Information Statement
       Information Statement Summary, page 1

   1. We note your disclosure on page 19 describing doubt about your ability to continue as a going concern. Please
include such disclosure in this section, including whether you expect that your
existing cash balances will be sufficient to meet working capital and capital expenditure
needs for the next twelve months in each place where you otherwise discuss your "Balance
Sheet Positioned to Support Growth." Also include your net losses and accumulated
deficit. Finally, disclose the amount of debt that you anticipate incurring in the next 12 months
and clearly explain the risk to investors. Please make corresponding updates to the
disclosure you have on page 19.
 Anton D. Nikodemus
FirstName  LastNameAnton
                      GroupD.Inc.
                               Nikodemus
Seaport Entertainment
Comapany
June       NameSeaport Entertainment Group Inc.
     13, 2024
June 13,
Page 2 2024 Page 2
FirstName LastName
Unaudited Pro Forma Combined Financial Statements, page 51

2. Please explain to us the basis for reflecting the contemplated $175 million Rights
         Offering that you expect to conduct as a follow on offering after your separation from
         HHH as a probable transaction for inclusion in the pro forma financial statements in accordance with Article 11 of Regulation S-X.
3. Please update the introductory information to state the pro forma information also reflects the anticipated refinancing of the $115 million mortgage payable on 250 Water Street.
         Refer to Rule 11-02(a)(2)(i) of Regulation S-X.
Unaudited Pro Forma Combined Statements of Operations
For the Three Months Ended March 31, 2024 and for the Year Ended December 31, 2023, page
55

4. In regard to note (j), please show in detail how the adjustment amounts for interest expense, guarantee fee expense and loss on debt extinguishment presented in each period, as applicable, were determined.
Notes to Unaudited Pro Forma Combined Financial Statements
Transaction Accounting Adjustments, page 57

5. In regard to note (f), please disclose the number of common shares of HHH and how this amount was determined in arriving at your weighted average number of shares outstanding of 3,100. Additionally, explain to us why you have not included in the weighted average number of shares the number of shares associated with the rights offering, the proceeds of which are reflected in the pro forma financial information.
6. Referencing footnote (j), please explain to us and disclose how the contemplated new mortgage of $61.3 million on 250 Water Street and adjustment of $53.6 million were determined and the basis for HHH paying the difference between the existing and contemplated new mortgages. Also, disclose the timing for when you expect the refinancing of the mortgage payable on 250 Water Street to be completed and if the separation transaction is contingent upon this occurring.
 Anton D. Nikodemus
FirstName  LastNameAnton
                      GroupD.Inc.
                               Nikodemus
Seaport Entertainment
Comapany
June       NameSeaport Entertainment Group Inc.
     13, 2024
June 13,
Page 3 2024 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Julian Kleindorfer